Contact

www.linkedin.com/in/jeff-nahom-a7940757 (LinkedIn)

Jeff Nahom

CEO at Fan Cruise

Boca Raton, Florida, United States

Experience

Fan Cruise

Chief Executive Officer

November 2024 - Present (1 year 10 months)

Doylestown, Pennsylvania, United States

Co-Founder and Chief Executive Officer of FanCruise LLC, an experiential entertainment and lifestyle company bringing fans closer to the legendary figures they admire.

FanCruise is developing a portfolio of distinctive brands and experiences, including the Legends of Boxing Fan Cruise, the Emerald Club travel platform and Fierce Legends, a premium American made lifestyle and apparel brand.

I lead the company's overall vision, strategic partnerships, business development, capital formation and long term growth. Our mission is to create unforgettable experiences, build enduring brands and provide meaningful financial opportunities for legendary athletes and entertainers.

First Class Cruises

President

December 2018 - August 2026 (7 years 9 months)

Boca Raton, FL

First Class Vacations, Inc.

President

June 2004 - February 2021 (16 years 9 months)